Exhibit 99.2

Royal Dutch Shell plc

Three and nine month period ended September 30, 2016

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 3RD QUARTER 2016 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Nine months
Q3 2016	Q2 2016	Q3 2015%[1]			2016	2015	%
1,375	1,175	(7,416)	+119	Income/(loss) attributable to shareholders	3,034	1,000	+203
73	(936)	1,296		Current cost of supplies (CCS) adjustment for Downstream[2]	(533)	1,002
1,448	239	(6,120)	+124	CCS earnings attributable to shareholders[3]	2,501	2,002	+25
(1,344)	(806)	(8,496)		Identified items[2,4]	(2,889)	(7,872)
2,792	1,045	2,376	+18	CCS earnings attributable to shareholders excluding identified items	5,390	9,874	-45
				Of which:
931	868	918		Integrated Gas	2,793	3,812
4	(1,325)	(582)		Upstream	(2,758)	(1,246)
2,078	1,816	2,617		Downstream	5,904	8,224
(221)	(314)	(577)		Corporate and Non-controlling interest	(549)	(916)
8,492	2,292	11,231	-24	Cash flow from operating activities	11,445	24,387	-53
0.17	0.15	(1.17)	+115	Basic Earnings per share ($)	0.39	0.16	+144
0.18	0.03	(0.97)	+119	Basic CCS earnings per share ($)	0.32	0.32	-
0.36	0.06	(1.94)		Basic CCS earnings per ADS ($)	0.64	0.64
0.35	0.13	0.38	-8	Basic CCS earnings per share excl. identified items[4] ($)	0.70	1.57	-55
0.70	0.26	0.76		Basic CCS earnings per ADS excl. identified items[4] ($)	1.40	3.14
0.47	0.47	0.47	-	Dividend per share ($)	1.41	1.41	-
0.94	0.94	0.94	-	Dividend per ADS ($)	2.82	2.82	-
1.	Q3 on Q3 change
2.	Attributable to shareholders
3.	CCS earnings are defined in Note 3 and CCS earnings attributable to shareholders in Definition A.
4.	See pages 11 and 31, and Definition B. Comparative information has been restated.

∎	Royal Dutch Shell’s third quarter 2016 CCS earnings attributable to shareholders were $1.4 billion compared with a loss of $6.1 billion for the same quarter a year ago.

∎	Third quarter 2016 CCS earnings attributable to shareholders excluding identified items were $2.8 billion compared with $2.4 billion for the third quarter 2015, an increase of 18%.

∎	Compared with the third quarter 2015, CCS earnings attributable to shareholders excluding identified items benefited from increased production volumes mainly from BG assets, lower operating expenses more than offsetting the increase related to the consolidation of BG, and lower well write-offs. This was partly offset by the decline in oil, gas and LNG prices, and increased depreciation mainly resulting from the BG acquisition, and weaker refining industry conditions.

∎	Third quarter 2016 basic CCS earnings per share excluding identified items decreased by 8% versus the third quarter 2015.

∎	Cash flow from operating activities for the third quarter 2016 was $8.5 billion, which included favourable working capital movements of $0.7 billion.

∎	Total dividends distributed to shareholders in the quarter were $3.8 billion, of which $1.1 billion were settled by issuing 44.1 million A shares under the Scrip Dividend Programme.

∎	Gearing at the end of the third quarter 2016 was 29.2% versus 12.7% at the end of the third quarter 2015. This increase mainly reflects the impact of the acquisition of BG.

∎	A third quarter 2016 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

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Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell delivered better results this quarter, reflecting strong operational and cost performance. But lower oil prices continue to be a significant challenge across the business, and the outlook remains uncertain.

Our investment plans and portfolio actions are focused firmly on reshaping Shell into a world-class investment case at all points in the oil-price cycle, through stronger returns and improved free cash flow per share. We are making good progress towards this aim in spite of current challenging market conditions.

The integration of Shell and BG is now essentially done and has been completed well ahead of plan. It’s been an important catalyst for the significant and lasting changes we are making to the company’s working practices, cost structure and portfolio.

In parallel with the integration, we have been managing the company through the down-cycle by reducing costs and investment levels, while executing our asset sales plans and starting up new projects.

Our underlying operational costs in 2016 are already at an annualised run rate of $40 billion, $9 billion lower than Shell and BG costs in 2014. They’re set to reduce further on a like-for-like basis as deal synergies and improvements are delivered in full.

Meanwhile, 2016 organic capital investment – which includes $3 billion in non-cash items – will be around $29 billion, some $18 billion below 2014 Shell and BG levels. Capital investment for 2017 is expected to be around $25 billion which is at the low end of our $25-$30 billion range.

We are actively working on 16 material asset sales as part of the company’s planned $30 billion divestment programme.

Cash flow will be further boosted by new projects. When fully ramped up, projects started up in 2016 are expected to add more than 250 thousand barrels of oil equivalent per day (boe/d). Cash flow from new projects started up between 2014 and 2018 is expected to total $10 billion in 2018, at an average $60 oil price.”

SUMMARY OF CCS EARNINGS EXCLUDING IDENTIFIED ITEMS

Quarters				$ million	Nine months
Q3 2016	Q2 2016	Q3 2015%[1]			2016	2015	%
1,448	239	(6,120)	+124	CCS earnings attributable to shareholders	2,501	2,002	+25
				Of which:
614	982	(429)	+243	Integrated Gas	2,501	2,045	+22
(385)	(1,974)	(8,214)	+95	Upstream	(3,709)	(7,375)	+50
1,596	1,717	2,481	-36	Downstream	5,013	7,741	-35
1,075	1,490	1,973	-46	Oil Products	3,859	6,330	-39
521	227	508	+3	Chemicals	1,154	1,411	-18
(377)	(486)	42	-998	Corporate and Non-controlling interest	(1,304)	(409)	-219
(1,344)	(806)	(8,496)		Identified items[2]	(2,889)	(7,872)
				Of which:
(317)	114	(1,347)		Integrated Gas	(292)	(1,767)
(389)	(649)	(7,632)		Upstream	(951)	(6,129)
(482)	(99)	(136)		Downstream	(891)	(483)
(461)	(78)	(112)		Oil Products	(878)	(390)
(21)	(21)	(24)		Chemicals	(13)	(93)
(156)	(172)	619		Corporate and Non-controlling interest	(755)	507
2,792	1,045	2,376	+18	CCS earnings attributable to shareholders excluding identified items	5,390	9,874	-45
				Of which:
931	868	918	+1	Integrated Gas	2,793	3,812	-27
4	(1,325)	(582)	+101	Upstream	(2,758)	(1,246)	-121
2,078	1,816	2,617	-21	Downstream	5,904	8,224	-28
1,536	1,568	2,085	-26	Oil Products	4,737	6,720	-30
542	248	532	+2	Chemicals	1,167	1,504	-22
(221)	(314)	(577)	+62	Corporate and Non-controlling interest	(549)	(916)	+40
1.	Q3 on Q3 change
2.	See pages 11 and 31. Comparative information has been restated.

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THIRD QUARTER 2016 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, the LNG Canada joint venture announced that the joint venture participants – Shell, PetroChina, Mitsubishi Corporation and Kogas – decided to delay final investment decision on the LNG Canada project (Shell interest 50%), which was planned for the end of 2016.

In the United States, Shell decided to delay final investment decision on the Lake Charles LNG project (Shell capacity interest 100%), which was planned for 2016. The Lake Charles LNG project is proposed to convert the existing Lake Charles LNG regasification facility owned by Energy Transfer Equity LP to a liquefaction facility.

In October, Shell was appointed by the Energy Market Authority of Singapore as one of the importers for the next tranche of LNG supply into Singapore. Shell and another importer will each have exclusivity for three years to market up to 1 million tonnes per annum of LNG. The next tranche of imports is expected to commence from 2017. This appointment adds to Shell’s existing exclusive import position which commenced in May 2013 and connected Singapore to the global LNG market.

Upstream

Shell had continued success in its exploration programme with 6 discoveries in Brunei, Egypt, Oman and Russia.

During the quarter, the non-operated ML South development (Shell interest 35%) in Brunei reached first production. The expected peak production from this development is around 35 thousand boe/d.

Offshore Brazil, the non-operated Lula Central production system was started up with the interconnection of the first production well to FPSO Cidade de Saquarema (Shell interest 25%), the eighth FPSO in the Santos Basin pre-salt. FPSO Cidade de Saquarema has a processing capacity of 150 thousand barrels of oil and compressing capacity of up to 212 million standard cubic feet of gas per day.

In the United States, Shell started production at the Stones development (Shell interest 100%) in the Gulf of Mexico. Stones is expected to produce around 50 thousand boe/d when fully ramped up at the end of 2017.

Also in the United States, Shell announced that it reached an agreement to sell its 100% interest in the Brutus Tension Leg Platform (“TLP”), the Glider subsea production system, and the oil and gas lateral pipelines used to evacuate the production from the TLP, for a cash consideration of $425 million plus royalty interests. The current combined production is 25 thousand boe/d and the transaction is expected to complete in 2016.

Upstream divestments completed during the quarter totalled $166 million and included proceeds from the transfer of the right of use of the Rosetta onshore facility in Egypt, and the Maclure oil and gas field in the United Kingdom North Sea.

As part of Shell’s stated intention to divest non-strategic Upstream positions, the following agreements were reached in October:

∎	Shell agreed to sell its interest in 145 thousand net acres in the Deep Basin acreage and 61 thousand net acres in the Gundy acreage in Canada for a cash consideration of around $0.75 billion plus shares which are currently valued at approximately $0.3 billion, subject to closing. Current combined production from this acreage is approximately 25 thousand boe/d. The transaction is expected to complete in 2016.

∎	Shell agreed to sell its 50% interest in the 2011 North Sabah EOR Production Sharing Contract in Malaysia for a cash consideration of $25 million, excluding post-completion adjustments and reimbursements to Shell. Oil production averaged 18 thousand barrels per day in 2015. Subject to obtaining regulatory and partner approval, the transaction is expected to complete in 2017.

In October, first export of crude oil was reached at the non-operated Kashagan development (Shell interest 17%) in Kazakhstan.

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Downstream

During the quarter, Shell announced that it reached an agreement to sell the 70 thousand barrels per day Fredericia refinery and local trading and supply activities in Denmark for a consideration of some $80 million including working capital. The sale is expected to complete in 2017, subject to regulatory approval.

In October, Shell Midstream Partners, L.P. acquired a 49% in Odyssey Pipeline L.L.C. and an additional 20% interest in Mars Oil Pipeline for $350 million.

Also in October, Pilipinas Shell Petroleum Corporation (“PSPC”), a subsidiary of Shell, priced its initial public offering (“IPO”) at PHP67 per share, for a total of PHP19.5 billion (approximately $400 million). The IPO comprises a 10% primary and a 90% secondary offering. PSPC intends to use the net proceeds from the 10% primary offering towards capital expenditure, working capital and general corporate expenses whilst the remaining proceeds will be attributable to the three selling shareholders. The gross proceeds attributable to Shell are approximately PHP13 billion (approximately $268 million) and Shell will remain as the majority shareholder of PSPC with over 55% shareholding. PSPC is expected to list on the Philippine Stock Exchange on November 3, 2016. The IPO was executed for PSPC to comply with the Philippine Department of Energy requirement under Section 22 of the Downstream Oil Industry Deregulation Act of 1998 (Republic Act 8579).

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KEY FEATURES OF THE THIRD QUARTER 2016

∎	Third quarter 2016 CCS earnings attributable to shareholders were $1,448 million, 124% higher than for the same quarter a year ago.

∎	Third quarter 2016 CCS earnings attributable to shareholders excluding identified items were $2,792 million compared with $2,376 million for the third quarter 2015, an increase of 18%.

∎	Basic CCS earnings per share for the third quarter 2016 increased by 119% versus the same quarter a year ago.

∎	Basic CCS earnings per share excluding identified items for the third quarter 2016 decreased by 8% versus the same quarter a year ago.

∎	Cash flow from operating activities for the third quarter 2016 was $8.5 billion, which included favourable working capital movements of $0.7 billion, compared with $11.2 billion for the same quarter last year, which included favourable working capital movements of $5.9 billion.

∎	Capital investment (see Definition C) for the third quarter 2016 was $7.7 billion. Nine months 2016 capital investment was $73.0 billion, which included $52.9 billion related to the acquisition of BG. Organic capital investment for the full year 2016 is expected to be $29 billion, which includes $3 billion in non-cash items, some $18 billion below 2014 Shell and BG levels. Capital investment in 2017 is expected to be around $25 billion which is at the low end of our $25-$30 billion range.

∎	Divestments (see Definition D) for the third quarter 2016 were $0.2 billion and $1.7 billion in the first nine months 2016.

∎	Operating expenses (see Definition G) for the third quarter 2016 decreased by $0.6 billion versus the same quarter a year ago, to $10.0 billion, and included $0.4 billion related to redundancy and restructuring charges and $0.4 billion related to a provision for onerous contracts. Compared with the third quarter 2015, operating expenses excluding identified items and the impact of the consolidation of BG (around $0.7 billion) decreased by $1.2 billion.

∎	Total dividends distributed to shareholders in the third quarter 2016 were $3.8 billion, of which $1.1 billion were settled by issuing 44.1 million A shares under the Scrip Dividend Programme.

∎	Return on average capital employed on a reported income basis was 3.8% at the end of the third quarter 2016 compared with 1.0% at the end of the third quarter 2015. Return on average capital employed on a CCS basis excluding identified items was 2.8% at the end of the third quarter 2016 compared with 6.1% at the end of the third quarter 2015. (See Definition E)

∎	Gearing (see Definition F) was 29.2% at the end of the third quarter 2016 versus 12.7% at the end of the third quarter 2015. This increase mainly reflects the impact of the BG acquisition including 2.0% related to the recognition of associated finance leases.

∎	Global liquids realisations were 11% lower and global natural gas realisations were 31% lower than for the same quarter a year ago.

∎	Oil and gas production for the third quarter 2016 was 3,595 thousand boe/d, an increase of 25% compared with the third quarter 2015. The impact of BG on the third quarter 2016 production was an increase of 806 thousand boe/d. Excluding the impact of divestments, curtailment and underground storage utilisation at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, the Woodside accounting change (see page 18), and security impacts in Nigeria, third quarter 2016 production increased by 28% compared with the same period last year, or in line with last year excluding BG.

∎	LNG liquefaction volumes of 7.70 million tonnes for the third quarter 2016, of which BG contributed 2.19 million tonnes, were 45% higher than for the same quarter a year ago.

∎	LNG sales volumes of 15.23 million tonnes for the third quarter 2016 were 54% higher than for the same quarter a year ago, mainly reflecting Shell’s enlarged portfolio after the acquisition of BG.

∎	Oil products sales volumes for the third quarter 2016 were 1% higher than for the third quarter 2015.

∎	Chemicals sales volumes for the third quarter 2016 increased by 3% compared with the same quarter a year ago.

∎	Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

With effect from 2016, identified items include the impact of exchange rate movements on certain deferred tax balances, as set out in Definition B. The comparative information in this Report has been restated following this change.

CCS earnings attributable to shareholders for the third quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $1,344 million (compared with a net charge of $8,496 million for the third quarter 2015), as summarised below:

∎	Integrated Gas earnings included a net charge of $317 million, primarily reflecting some $420 million related to provisions for certain onerous tolling contracts in Europe and the United States, and impairments of some $310 million. These items were partly offset by a net gain on fair value accounting of certain commodity derivatives and gas contracts of some $260 million and a gain of some $190 million related to the impact of the strengthening Australian dollar on a deferred tax position. Integrated Gas earnings for the third quarter 2015 included a net charge of $1,347 million.

∎	Upstream earnings included a net charge of $389 million, mainly reflecting impairments of some $530 million primarily related to North American shale gas and in-situ properties, redundancy and restructuring charges of some $80 million, and a charge of some $40 million related to the impact of the weakening Brazilian real on a deferred tax position. These charges were partly offset by divestment gains of some $160 million and a credit of some $100 million reflecting a statutory tax rate reduction in the United Kingdom. Upstream earnings for the third quarter 2015 included a net charge of $7,632 million.

∎	Downstream earnings included a net charge of $482 million, primarily reflecting impairments of some $160 million, redundancy and restructuring charges of some $140 million, and some $130 million related to other items including a provision for certain onerous fixed take or pay contracts in the United States. Downstream earnings for the third quarter 2015 included a net charge of $136 million.

∎	Corporate results and Non-controlling interest included a net charge of $156 million, mainly reflecting a charge related to tax assessments of prior years, partly offset by the impact of the weakening Brazilian real on deferred tax positions related to financing of the Upstream business. Earnings for the third quarter 2015 included a net gain of $619 million.

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EARNINGS BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Nine months
Q3 2016	Q2 2016	Q3 2015%[1]			2016	2015	%
931	868	918	+1	Integrated Gas earnings excluding identified items	2,793	3,812	-27
614	982	(429)	+243	Integrated Gas earnings	2,501	2,045	+22
1,326	2,730	1,821	-27	Integrated Gas cash flow from operating activities	6,713	5,799	+16
1,092	1,153	1,207	-10	Integrated Gas capital investment excluding BG acquisition impact	3,296	3,821	-14

-	-	-		Integrated Gas BG acquisition-related capital investment	21,773	-
225	219	214	+5	Liquids production available for sale (thousand b/d)	223	205	+9
3,982	3,831	2,589	+54	Natural gas production available for sale (million scf/d)	3,783	2,462	+54
912	880	661	+38	Total production available for sale (thousand boe/d)	875	628	+39
7.70	7.57	5.31	+45	LNG liquefaction volumes (million tonnes)	22.31	16.94	+32
15.23	14.25	9.89	+54	LNG sales volumes (million tonnes)	41.77	29.10	+44

1.	Q3 on Q3 change

Third quarter Integrated Gas earnings excluding identified items were $931 million compared with $918 million a year ago. Identified items were a net charge of $317 million, compared with a net charge of $1,347 million for the third quarter 2015 (see page 11).

Compared with the third quarter 2015, earnings excluding identified items benefited from higher LNG and liquids production volumes related to the contribution of BG assets and improved operational performance despite lower feedgas availability as a result of security impacts in Nigeria, and lower well write-offs. Earnings were impacted by the decline in LNG prices, and the depreciation step-up resulting from the BG acquisition. Operating expenses were higher due to the consolidation of BG; however, this was partly offset by cost saving initiatives.

Third quarter 2016 production was 912 thousand boe/d compared with 661 thousand boe/d a year ago. Liquids production increased by 5% and natural gas production increased by 54% compared with the third quarter 2015.

LNG liquefaction volumes of 7.70 million tonnes increased by 45% compared with the same quarter a year ago, mainly reflecting the impact of the acquisition of BG, including an increase associated with Queensland Curtis LNG in Australia and Atlantic LNG in Trinidad and Tobago.

LNG sales volumes of 15.23 million tonnes increased by 54% compared with the same quarter a year ago, mainly reflecting Shell’s enlarged portfolio after the acquisition of BG.

Nine months Integrated Gas earnings excluding identified items were $2,793 million compared with $3,812 million for the first nine months 2015. Identified items were a net charge of $292 million, compared with a net charge of $1,767 million for the first nine months 2015 (see pages 11 and 31).

Compared with the first nine months 2015, Integrated Gas earnings excluding identified items were impacted by the decline in oil and LNG prices and the Malaysia LNG Dua JVA expiry. The consolidation of BG resulted in higher operating expenses and a step-up in depreciation. These effected were partly offset by increased production volumes mainly as a result of the contribution of BG assets, and lower well write-offs.

Nine months 2016 production was 875 thousand boe/d compared with 628 thousand boe/d for the same period a year ago. Liquids production increased by 9% and natural gas production increased by 54% compared with the first nine months 2015.

LNG liquefaction volumes of 22.31 million tonnes were 32% higher than for the first nine months 2015, mainly reflecting the impact of the acquisition of BG, including an increase associated with Queensland Curtis LNG in Australia, partly offset by lower feedgas availability and the expiry of the Malaysia LNG Dua JVA.

LNG sales volumes of 41.77 million tonnes increased by 44% compared with the first nine months 2015, mainly reflecting Shell’s enlarged portfolio after the acquisition of BG.

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UPSTREAM

Quarters				$ million	Nine months
Q3 2016	Q2 2016	Q3 2015%[1]			2016	2015	%
4	(1,325)	(582)	+101	Upstream earnings excluding identified items	(2,758)	(1,246)	-121
(385)	(1,974)	(8,214)	+95	Upstream earnings	(3,709)	(7,375)	+50
3,607	(297)	2,223	+62	Upstream cash flow from operating activities	3,758	4,466	-16
5,279	3,700	4,641	+14	Upstream capital investment excluding BG acquisition impact	12,886	13,886	-7

-	-	-		Upstream BG acquisition-related capital investment	31,131	-
1,645	1,526	1,314	+25	Liquids production available for sale (thousand b/d)	1,576	1,296	+22
6,022	6,395	5,248	+15	Natural gas production available for sale (million scf/d)	6,594	5,796	+14
2,683	2,628	2,219	+21	Total production available for sale (thousand boe/d)	2,713	2,297	+18

1.	Q3 on Q3 change

Third quarter Upstream earnings excluding identified items were $4 million compared with a loss of $582 million a year ago. Identified items were a net charge of $389 million compared with a net charge of $7,632 million for the third quarter 2015 (see page 11).

Compared with the third quarter 2015, earnings excluding identified items benefited from increased production volumes mainly from BG assets and lower taxation. Operating expenses were lower, more than offsetting the impact of the consolidation of BG. Earnings were impacted by the decline in oil and gas prices, and increased depreciation mainly resulting from the BG acquisition.

Third quarter 2016 production was 2,683 thousand boe/d compared with 2,219 thousand boe/d a year ago. Liquids production increased by 25% and natural gas production increased by 15% compared with the third quarter 2015, driven by the impact of BG.

New field start-ups and the continuing ramp-up of existing fields, in particular the Corrib gas field in Ireland, Erha North ph2 in Nigeria, Sabah Gas Kebabangan in Malaysia, and Stones in the United States, contributed some 51 thousand boe/d to production compared with the third quarter 2015.

Nine months Upstream earnings excluding identified items were a loss of $2,758 million compared with a loss of $1,246 million for the same period a year ago. Identified items were a net charge of $951 million compared with a net charge of $6,129 million for the first nine months 2015 (see pages 11 and 31).

Compared with the first nine months 2015, earnings excluding identified items were impacted by the decline in oil and gas prices, and increased depreciation mainly resulting from the BG acquisition. This was partly offset by increased production volumes mainly from BG assets, and lower exploration expense. Operating expenses were lower, more than offsetting the impact of the consolidation of BG.

Nine months 2016 production was 2,713 thousand boe/d compared with 2,297 thousand boe/d for the same period last year. Liquids production increased by 22% and natural gas production increased by 14% compared with the first nine months 2015.

New field start-ups and the continuing ramp-up of existing fields, in particular the Corrib gas field in Ireland, Erha North ph2 in Nigeria, and North American shales, contributed some 58 thousand boe/d to production compared with the first nine months 2015.

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DOWNSTREAM

Quarters				$ million	Nine months
Q3 2016	Q2 2016	Q3 2015%[1]			2016	2015	%
2,078	1,816	2,617	-21	Downstream earnings excluding identified items[2]	5,904	8,224	-28
				Of which:
1,536	1,568	2,085	-26	Oil Products	4,737	6,720	-30
542	248	532	+2	Chemicals	1,167	1,504	-22
1,596	1,717	2,481	-36	Downstream earnings[2]	5,013	7,741	-35
2,133	571	6,605	-68	Downstream cash flow from operating activities	1,270	11,975	-89
1,325	1,389	1,211	+9	Downstream capital investment	3,806	3,145	+21
2,812	2,648	2,776	+1	Refinery processing intake (thousand b/d)	2,702	2,863	-6
6,647	6,595	6,586	+1	Oil products sales volumes (thousand b/d)	6,490	6,478	-
4,580	4,248	4,452	+3	Chemicals sales volumes (thousand tonnes)	12,878	12,970	-1

1.	Q3 on Q3 change
2.	Earnings are presented on a CCS basis.

Third quarter Downstream earnings excluding identified items were $2,078 million compared with $2,617 million for the third quarter 2015. Identified items were a net charge of $482 million, compared with a net charge of $136 million for the third quarter 2015 (see page 11).

Compared with the third quarter 2015, Downstream earnings excluding identified items were mainly impacted by weaker refining industry conditions, and lower trading margins. Downstream earnings benefited from lower costs, including the impact of favourable exchange rate effects and divestments.

Oil Products

∎	Refining & Trading earnings excluding identified items were $271 million in the third quarter 2016 compared with $1,044 million for the same period last year. Third quarter 2016 earnings were impacted by lower realised refining margins, reflecting the weaker global refining industry conditions due to oversupply, and lower trading margins.

Refinery intake volumes were 1% higher compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were 3% higher compared with the same period a year ago. Refinery availability increased to 92% compared with 89% in the third quarter 2015, mainly as a result of lower planned maintenance.

∎	Marketing earnings excluding identified items were $1,265 million in the third quarter 2016 compared with $1,041 million for the same period a year ago. Third quarter 2016 earnings benefited from lower operating expenses and stronger underlying unit margins, more than offsetting the impact of adverse exchange rate effects and divestments.

Oil products sales volumes increased by 1% compared with the same period a year ago, reflecting higher trading volumes partly offset by lower marketing volumes, mainly as a result of divestments.

Chemicals

∎	Chemicals earnings excluding identified items were $542 million in the third quarter 2016 compared with $532 million for the same period last year. Third quarter 2016 earnings benefited from lower operating expenses, and stronger base chemicals industry conditions driven by tight supply in the United States and Asia and improved operating performance in Europe. Earnings were impacted by weaker intermediates industry conditions.

Chemicals sales volumes increased by 3% compared with the same quarter last year, mainly as a result of improved operating performance in Europe, partly offset by weaker intermediates demand and unit shutdowns at the Bukom chemical site in Singapore. Chemicals manufacturing plant availability increased to 93% from 88% in the third quarter 2015, mainly reflecting recovery at the Moerdijk chemical site in the Netherlands, partly offset by unit shutdowns at Bukom.

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Nine months Downstream earnings excluding identified items were $5,904 million compared with $8,224 million for the same period a year ago. Identified items were a net charge of $891 million, compared with a net charge of $483 million for the first nine months 2015 (see pages 11 and 31).

Compared with the first nine months 2015, Downstream earnings excluding identified items were mainly impacted by weaker refining industry conditions, lower Chemicals margins, and increased taxation. Downstream earnings benefited from lower costs, including the impact of favourable exchange rate effects and divestments.

Oil Products

∎	Refining & Trading earnings excluding identified items were $1,392 million in the first nine months 2016 compared with $3,619 million for the same period last year. Nine months 2016 earnings were impacted by lower realised refining margins, reflecting the weaker global refining industry conditions due to oversupply and high inventory levels.

Refinery intake volumes were 6% lower compared with the first nine months 2015. Excluding portfolio impacts, refinery intake volumes were 4% lower compared with the same period a year ago. Refinery availability decreased to 90% compared with 93% for the first nine months 2015, mainly as a result of increased unplanned maintenance.

∎	Marketing earnings excluding identified items were $3,345 million in the first nine months 2016 compared with $3,101 million for the same period a year ago. Nine months 2016 earnings benefited from stronger underlying unit margins and lower costs, more than offsetting the impact of adverse exchange rate effects and divestments.

Oil products sales volumes were in line with the first nine months 2015.

Chemicals

∎	Chemicals earnings excluding identified items were $1,167 million in the first nine months 2016 compared with $1,504 million for the same period last year. Nine months 2016 earnings were primarily impacted by unit shutdowns at Bukom, weaker intermediates industry conditions, and weaker base chemicals industry conditions in the United States, partly offset by recovery at Moerdijk. Earnings benefited from lower operating expenses.

Nine months Chemicals sales volumes decreased by 1% compared with the same period last year, mainly as a result of weaker intermediates demand and reduced availability driven by unit shutdowns at Bukom, partly offset by recovery at Moerdijk. Chemicals manufacturing plant availability increased to 89% from 86% in the first nine months 2015, mainly reflecting recovery at Moerdijk, partly offset by unit shutdowns at Bukom.

CORPORATE AND NON-CONTROLLING INTEREST
Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
(221)	(314)	(577)	Corporate and Non-controlling interest earnings excl. identified items	(549)	(916)
			Of which:
(154)	(234)	(510)	Corporate	(319)	(634)
(67)	(80)	(67)	Non-controlling interest	(230)	(282)
(377)	(486)	42	Corporate and Non-controlling interest earnings	(1,304)	(409)

Third quarter Corporate results and Non-controlling interest excluding identified items were a loss of $221 million, compared with a loss of $577 million for the same period last year. Identified items for the third quarter 2016 were a net charge of $156 million, compared with a net gain of $619 million for the third quarter 2015 (see page 11).

Compared with the third quarter 2015, Corporate results excluding identified items mainly reflected favourable exchange rate effects partly offset by higher net interest expense.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

Nine months Corporate results and Non-controlling interest excluding identified items were a loss of $549 million, compared with a loss of $916 million for the same period last year. Identified items for the first nine months 2016 were a net charge of $755 million, and earnings for the first nine months 2015 included a net gain of $507 million (see pages 11 and 31).

Compared with the first nine months 2015, Corporate results excluding identified items mainly reflected favourable exchange rate effects, partly offset by higher net interest expense and lower tax credits.

OUTLOOK FOR THE FOURTH QUARTER 2016

Compared with the fourth quarter 2015, Integrated Gas earnings are expected to be negatively impacted by a reduction of some 34 thousand boe/d associated with the accounting reclassification of Woodside. Integrated Gas earnings are expected to be positively impacted by an increase of some 15 thousand boe/d due to lower levels of maintenance.

Compared with the fourth quarter 2015, Upstream earnings are expected to be negatively impacted by a reduction of some 25 thousand boe/d associated with the divestment of the Brutus TLP and Glider subsea production system. Upstream earnings are expected to be positively impacted by some 25 thousand boe/d due to lower levels of maintenance. Earnings could be further impacted if the security conditions in Nigeria continue to deteriorate.

Refinery availability is expected to increase in the fourth quarter 2016 as a result of lower maintenance compared with the same period a year ago.

As a result of divestments in Denmark and France, oil products sales volumes are expected to decrease by some 100 thousand barrels per day compared with the fourth quarter 2015.

Compared with the fourth quarter 2015, in addition to the impact of BG being consolidated within Shell’s results, the BG purchase price allocation is expected to increase depreciation by up to $0.2 billion after taxation.

FORTHCOMING EVENTS

Shell will host a North America Investor Day on November 8, 2016 in New York City.

Fourth quarter 2016 results and fourth quarter 2016 dividend are scheduled to be announced on February 2, 2017. First quarter 2017 results and first quarter 2017 dividend are scheduled to be announced on May 4, 2017. Second quarter 2017 results and second quarter 2017 dividend are scheduled to be announced on July 27, 2017. Third quarter 2017 results and third quarter 2017 dividend are scheduled to be announced on November 2, 2017.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
61,855	58,415	68,706	Revenue[1]	168,824	206,814
828	946	193	Share of profit of joint ventures and associates	2,563	2,734
255	910	285	Interest and other income	1,554	2,432
62,938	60,271	69,184	Total revenue and other income	172,941	211,980
43,398	40,362	51,612	Purchases	117,046	151,478
6,890	8,076	7,419	Production and manufacturing expenses	21,731	20,580
2,856	3,227	2,896	Selling, distribution and administrative expenses	9,189	8,866
248	243	291	Research and development	734	796
548	535	3,406	Exploration	1,540	5,170
6,191	6,097	12,156	Depreciation, depletion and amortisation	18,435	21,433
948	770	527	Interest expense	2,088	1,369
61,079	59,310	78,307	Total expenditure	170,763	209,692
1,859	961	(9,123)	Income/(loss) before taxation	2,178	2,288
425	(319)	(1,730)	Taxation charge/(credit)	(991)	1,030
1,434	1,280	(7,393)	Income/(loss) for the period[1]	3,169	1,258
59	105	23	Income/(loss) attributable to non-controlling interest	135	258
1,375	1,175	(7,416)	Income/(loss) attributable to Royal Dutch Shell plc shareholders	3,034	1,000
0.17	0.15	(1.17)	Basic earnings per share[2]	0.39	0.16
0.17	0.15	(1.16)	Diluted earnings per share[2]	0.39	0.16
1.	See Note 3 “Segment information”
2.	See Note 4 “Earnings per share”

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
1,434	1,280	(7,393)	Income/(loss) for the period	3,169	1,258
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
302	(434)	(3,341)	- Currency translation differences	2,187	(5,872)
(194)	(128)	(324)	- Unrealised gains/(losses) on securities	(334)	(588)
(202)	(538)	139	- Cash flow hedging gains/(losses)	(416)	263
(512)	(863)	-	- Net investment hedging gains/(losses)[1]	(1,239)	-
(25)	(77)	19	- Share of other comprehensive income/(loss) of joint ventures and associates	(94)	1
(631)	(2,040)	(3,507)	Total	104	(6,196)
			Items that are not reclassified to income in later periods:
(1,998)	(2,795)	(2,369)	- Retirement benefits remeasurements	(6,427)	1,811
(2,629)	(4,835)	(5,876)	Other comprehensive income/(loss) for the period	(6,323)	(4,385)
(1,195)	(3,555)	(13,269)	Comprehensive income/(loss) for the period	(3,154)	(3,127)
46	96	(53)	Comprehensive income/(loss) attributable to non-controlling interest	146	171
(1,241)	(3,651)	(13,216)	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(3,300)	(3,298)
1.	See Note 1 “Basis of preparation”

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Sep 30, 2016[1]	Jun 30, 2016[1]	Dec 31, 2015
Assets
Non-current assets
Intangible assets	23,871	21,093	6,283
Property, plant and equipment	241,059	242,907	182,838
Joint ventures and associates[2]	33,975	33,850	30,150
Investments in securities[2]	5,422	5,709	3,416
Deferred tax	16,709	15,812	11,033
Retirement benefits	785	1,645	4,362
Trade and other receivables[3]	10,729	11,030	8,717
	332,550	332,046	246,799
Current assets
Inventories	20,562	20,626	15,822
Trade and other receivables[3]	46,552	49,547	45,784
Cash and cash equivalents	19,984	15,222	31,752
	87,098	85,395	93,358
Total assets	419,648	417,441	340,157

Liabilities
Non-current liabilities
Debt[4]	86,637	79,466	52,849
Trade and other payables[3]	4,602	4,393	4,528
Deferred tax	15,090	15,904	8,976
Retirement benefits	17,672	15,882	12,587
Decommissioning and other provisions	31,981	31,825	26,148
	155,982	147,470	105,088
Current liabilities
Debt	11,192	10,863	5,530
Trade and other payables[3]	49,882	52,669	52,770
Taxes payable	8,454	8,291	8,233
Retirement benefits	373	392	350
Decommissioning and other provisions	5,036	5,250	4,065
	74,937	77,465	70,948
Total liabilities	230,919	224,935	176,036

Equity attributable to Royal Dutch Shell plc shareholders	186,886	190,670	162,876
Non-controlling interest	1,843	1,836	1,245
Total equity	188,729	192,506	164,121

Total liabilities and equity	419,648	417,441	340,157

1.	The Condensed Consolidated Balance Sheet at June 30, 2016 has not been revised to reflect the adjustments made to the provisional fair value amounts in the third quarter 2016. Note 2 “Acquisition of BG Group plc” sets out the adjustments made in the third quarter to the previously published provisional fair values of the net assets acquired and the resulting increase in goodwill.
2.	During the second quarter 2016, management concluded that a change in Shell’s level of involvement over Woodside’s financial and operating policy decisions resulted in Shell no longer having significant influence. Its classification was therefore changed from an associate (carrying amount: $2,144 million) to an investment in securities (carrying amount at fair value: $2,442 million). The consequential revaluation and related release of cumulative currency translation differences were reported in interest and other income in the Consolidated Statement of Income.
3.	See Note 7 “Derivative contracts and debt excluding finance lease liabilities”
4.	During the third quarter 2016, debt of $4,750 million was issued under the US shelf registration programme, $2,514 million under the Euro medium-term note (EMTN) programme and $1,009 million under the US commercial paper programme.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121

Comprehensive income/(loss) for the period	-	-	(6,334)	3,034	(3,300)	146	(3,154)

Dividends paid	-	-	-	(11,177)	(11,177)	(108)	(11,285)
Scrip dividends	13	-	(13)	3,823	3,823	-	3,823

Shares issued for the acquisition of BG Group plc[3]	120	-	33,930	-	34,050	-	34,050
Repurchases of shares	-	-	-	-	-	-	-
Share-based compensation[4]	-	(156)	380	133	357	-	357

Capital contributions from, and other changes in, non-controlling interest	-	-	-	257	257	560	817
At September 30, 2016	679	(740)	10,777	176,170	186,886	1,843	188,729
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786

Comprehensive income/(loss) for the period	-	-	(4,298)	1,000	(3,298)	171	(3,127)

Dividends paid	-	-	-	(8,987)	(8,987)	(72)	(9,059)
Scrip dividends	4	-	(4)	1,399	1,399	-	1,399
Repurchases of shares	(1)	-	1	1	1	-	1
Share-based compensation	-	624	(289)	22	357	-	357

Capital contributions from, and other changes in, non-controlling interest	-	-	-	(90)	(90)	215	125
At September 30, 2015	543	(566)	(18,955)	180,326	161,348	1,134	162,482

1.	See Note 5 “Share capital”
2.	See Note 6 “Other reserves”
3.	See Note 2 “Acquisition of BG Group plc”
4.	Includes a reclassification of $534 million between Shares held in trust and Other reserves, with no impact on total equity, in order to appropriately reflect the carrying amount of Shares held in trust at cost.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
			Cash flow from operating activities
1,434	1,280	(7,393)	Income/(loss) for the period	3,169	1,258
			Adjustment for:
618	119	1,146	- Current tax	1,490	5,846
829	671	426	- Interest expense (net)	1,772	1,124
6,191	6,097	12,156	- Depreciation, depletion and amortisation	18,435	21,433
(193)	(535)	(493)	- Net (gains)/losses on sale of non-current assets and businesses[1]	(903)	(2,352)
742	(2,474)	5,883	- Decrease/(increase) in working capital	(5,641)	3,923
(828)	(946)	(193)	- Share of (profit)/loss of joint ventures and associates	(2,563)	(2,734)
702	964	1,039	- Dividends received from joint ventures and associates	2,354	3,187
387	(533)	(2,407)	- Deferred tax, retirement benefits, decommissioning and other provisions	(1,901)	(4,000)
(435)	(346)	2,302	- Other	(1,073)	2,651
9,447	4,297	12,466	Net cash from operating activities (pre-tax)	15,139	30,336
(955)	(2,005)	(1,235)	Tax paid	(3,694)	(5,949)
8,492	2,292	11,231	Net cash from operating activities	11,445	24,387

			Cash flow from investing activities
(5,282)	(5,796)	(6,412)	Capital expenditure	(16,402)	(18,832)
-	-	-	Acquisition of BG Group plc, net of cash and cash equivalents acquired[2]	(11,421)	-
(255)	(216)	(274)	Investments in joint ventures and associates	(803)	(891)
204	516	913	Proceeds from sale of property, plant and equipment and businesses	766	3,322
115	23	81	Proceeds from sale of joint ventures and associates	154	250
65	93	82	Interest received	294	197
(15)	(70)	(108)	Other	(122)	(267)
(5,168)	(5,450)	(5,718)	Net cash used in investing activities	(27,534)	(16,221)

			Cash flow from financing activities
(3,126)	1,870	(1,394)	Net increase/(decrease) in debt with maturity period within three months	(383)	(577)
			Other debt:
8,219	9,472	5,490	- New borrowings	17,955	16,287
(442)	(972)	(1,387)	- Repayments	(3,383)	(4,205)
(606)	(725)	(532)	Interest paid	(1,865)	(1,258)
-	397	2	Change in non-controlling interest	819	421
			Cash dividends paid to:
(2,660)	(2,436)	(2,362)	- Royal Dutch Shell plc shareholders	(7,354)	(7,588)
(39)	(34)	(27)	- Non-controlling interest	(108)	(72)
-	-	-	Repurchases of shares	-	(409)
13	6	(1)	Shares held in trust: net sales/(purchases) and dividends received	15	(46)
1,359	7,578	(211)	Net cash from/(used in) financing activities	5,696	2,553
79	(217)	(437)	Currency translation differences relating to cash and cash equivalents	(1,375)	(480)
4,762	4,203	4,865	Increase/(decrease) in cash and cash equivalents	(11,768)	10,239
15,222	11,019	26,981	Cash and cash equivalents at beginning of period	31,752	21,607
19,984	15,222	31,846	Cash and cash equivalents at end of period	19,984	31,846
1.	Includes the increase to fair value in the carrying amount of Woodside in the second quarter 2016 (see page 18).
2.	See Note 2 “Acquisition of BG Group plc”

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.  Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2015 (pages 120 to 125) as filed with the U.S. Securities and Exchange Commission. In addition to those accounting policies, following the acquisition of BG Group plc, Shell accounts for net investment hedges where the effective portion of gains and losses arising on hedging instruments that are used to hedge net investments in foreign operations are recognised in other comprehensive income until the related investment is disposed of.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2015 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.  Acquisition of BG Group plc

On February 15, 2016, the Company acquired all the voting rights in BG Group plc (“BG”) by means of a Scheme of Arrangement under Part 26 of the Act for a purchase consideration of $54,034 million. This included cash of $19,036 million and the fair value ($34,050 million) of 218.7 million A shares and 1,305.1 million B shares issued in exchange for all BG shares. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence respectively on the London Stock Exchange at its opening of business on February 15, 2016.

BG’s activities mainly comprise exploration, development, production, liquefaction and marketing of hydrocarbons, the development and use of LNG import facilities, and the purchase, shipping and sale of LNG and regasified natural gas. The acquisition is expected to accelerate Shell’s growth strategy in global LNG and deep water. It is expected to add material proved oil and gas reserves and production volumes, and provides Shell with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.

In the first quarter 2016, the fair values of the net assets acquired were provisionally recognised in the Condensed Consolidated Balance Sheet. Goodwill of $9,024 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired. In the third quarter 2016, the provisional fair values at acquisition date were adjusted following analysis and reviews of the valuation and related taxation effects of the acquired portfolio. This resulted in an increase in goodwill arising on acquisition of $1,563 million to $10,587 million, and reclassifications between intangible assets and property, plant and equipment. The adjustments reflect the circumstances existing at acquisition date from a market participant’s view.

The net asset fair values, in line with accounting standards, were determined, where applicable, by reference to oil and gas prices as reflected in the prevailing market view on the day of completion. Oil and gas prices were based on the forward price curve for the first two years, and subsequent years based on the market consensus price view.

The adjusted fair values of net assets acquired, which are reflected in the Condensed Consolidated Balance Sheet as set out in the table below, and therefore the resultant goodwill, remain provisional.

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FAIR VALUE OF NET ASSETS ACQUIRED (PROVISIONAL)

$ million	As previously published	Adjustment	As adjusted
Assets
Non-current assets
Intangible assets	6,178	1,587	7,765
Property, plant and equipment	58,444	(2,355)	56,089
Joint ventures and associates	4,702	(151)	4,551
Deferred tax	2,432	849	3,281
Other	2,181	(148)	2,033
	73,937	(218)	73,719
Current assets
Inventories	417	295	712
Trade and other receivables	4,202	(108)	4,094
Cash and cash equivalents	6,803	-	6,803
	11,422	187	11,609
Total assets	85,359	(31)	85,328

Liabilities
Non-current liabilities
Debt	18,949	770	19,719
Deferred tax	8,393	(8)	8,385
Decommissioning and other provisions	6,401	(140)	6,261
Other	665	301	966
	34,408	923	35,331
Current liabilities
Debt	1,345	199	1,544
Trade and other payables	3,926	162	4,088
Other	670	248	918
	5,941	609	6,550
Total liabilities	40,349	1,532	41,881
Total	45,010	(1,563)	43,447

The income statement impacts of the fair value adjustments recorded in the third quarter 2016 are a credit of $87 million after taxation in respect of the first quarter 2016 and a credit of $167 million after taxation in respect of the second quarter 2016, primarily reflecting lower depreciation charges as a result of a change to depreciate certain property, plant and equipment over proved reserves rather than proved developed reserves. These credits are both reflected in the income for the third quarter 2016.

Acquisition costs of $391 million were recognised in the Consolidated Statement of Income in production and manufacturing and selling, distribution and administrative expenses ($47 million in 2015 and $344 million in the first quarter 2016).

The acquired activities of BG are now significantly integrated with those of other Shell entities and therefore it is impracticable to identify separately either the amounts of revenue and income since the date of acquisition that BG has contributed to the Consolidated Statement of Income, or the revenue and income of Shell for the first nine months 2016 had the acquisition date been January 1, 2016.

3.  Segment information

Segmental reporting has been changed with effect from 2016, in line with a change in the way Shell’s businesses are managed. Shell now reports its business through the segments Integrated Gas (previously part of Upstream), Upstream, Downstream and Corporate. Comparative information has been reclassified.

Integrated Gas is engaged in the liquefaction and transportation of gas, and the conversion of natural gas to liquids to provide fuels and other products, as well as projects with an integrated activity from producing to commercialising gas. Upstream combines the operating segments Upstream, which is engaged in the exploration for and extraction of crude oil, natural gas and natural gas liquids, the transportation of oil and wind energy, and Oil Sands, which is engaged in the extraction of bitumen from oil sands that is converted into synthetic crude oil. These operating segments have similar economic characteristics because their earnings are

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significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenues for many years.

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
			Third-party revenue
7,199	5,373	5,775	Integrated Gas	18,251	16,531
1,361	1,711	1,931	Upstream	4,994	5,237
53,279	51,315	60,976	Downstream	145,523	184,974
16	16	24	Corporate	56	72
61,855	58,415	68,706	Total third-party revenue	168,824	206,814
			Inter-segment revenue
1,181	896	1,187	Integrated Gas	2,820	3,331
7,221	6,049	6,569	Upstream	18,307	20,870
1,784	1,993	343	Downstream	5,232	976
-	-	-	Corporate	-	-
			CCS earnings
614	982	(429)	Integrated Gas	2,501	2,045
(385)	(1,974)	(8,214)	Upstream	(3,709)	(7,375)
1,596	1,717	2,481	Downstream	5,013	7,741
(306)	(423)	109	Corporate	(1,185)	(130)
1,519	302	(6,053)	Total CCS earnings[1]	2,620	2,281
1.	CCS earnings for the first nine months 2016 include redundancy and restructuring charges of $1,380 million after taxation (of which $261 million in the third quarter) and impairment charges of $1,704 million after taxation (of which $1,014 million in the third quarter). CCS earnings for the third quarter 2015 and first nine months 2015 included a charge of $4,616 million after taxation related to impairments, redundancy and restructuring, and other items such as contract provisions and well write-offs associated with management’s decision to cease Alaska drilling activities for the foreseeable future and to cease the Carmon Creek project. CCS earnings for the third quarter 2015 and first nine months 2015 also included impairment charges of $3,689 million after taxation in the Upstream and Integrated Gas segments, triggered by the downward revision of the long-term oil and gas price outlook.

RECONCILIATION OF CCS EARNINGS TO INCOME FOR THE PERIOD

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
1,519	302	(6,053)	Total CCS earnings	2,620	2,281
			Current cost of supplies adjustment:
(109)	1,158	(1,569)	Purchases	651	(1,156)
32	(323)	443	Taxation	(171)	326
(8)	143	(214)	Share of profit/(loss) of joint ventures and associates	69	(193)
1,434	1,280	(7,393)	Income/(loss) for the period	3,169	1,258

4.  Earnings per share

EARNINGS PER SHARE

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
1,375	1,175	(7,416)	Income/(loss) attributable to Royal Dutch Shell plc shareholders	3,034	1,000
			Weighted average number of shares as the basis for:
8,054.3	8,000.0	6,327.7	Basic earnings per share (million)	7,743.7	6,308.3
8,107.7	8,053.3	6,396.9	Diluted earnings per share (million)	7,798.2	6,386.0

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5.  Share capital

ISSUED AND FULLY PAID

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2016	3,990,921,569	2,440,410,614	50,000
Scrip dividends	160,304,567	-	-

Shares issued for the acquisition of BG Group plc[1]	218,728,308	1,305,076,117	-

Repurchases of shares	-	-	-
At September 30, 2016	4,369,954,444	3,745,486,731	50,000

At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	47,296,124	-	-
Repurchases of shares	(12,717,512)	-	-
At September 30, 2015	3,941,881,005	2,440,410,614	50,000
1. See Note 2 “Acquisition of BG Group plc”

NOMINAL VALUE
	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2016	340	206	546
Scrip dividends	13	-	13

Shares issued for the acquisition of BG Group plc[1]	17	103	120

Repurchases of shares	-	-	-
At September 30, 2016	370	309	679

At January 1, 2015	334	206	540
Scrip dividends	4	-	4
Repurchases of shares	(1)	-	(1)
At September 30, 2015	337	206	543
1.	See Note 2 “Acquisition of BG Group plc”

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 24, 2016, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €185 million (representing 2,643 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2017, and the end of the Annual General Meeting to be held in 2017, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

6.  Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	-	-	-	-	(6,334)	(6,334)
Scrip dividends	(13)	-	-	-	-	(13)
Shares issued for the acquisition of BG Group plc[1]	33,930	-	-	-	-	33,930
Repurchases of shares	-	-	-	-	-	-
Share-based compensation	-	-	-	(154)	534	380
At September 30, 2016	37,315	154	84	1,504	(28,280)	10,777

At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	-	-	-	-	(4,298)	(4,298)
Scrip dividends	(4)	-	-	-	-	(4)
Repurchases of shares	-	-	1	-	-	1
Share-based compensation	-	-	-	(289)	-	(289)
At September 30, 2015	3,401	154	84	1,434	(24,028)	(18,955)
1.	See Note 2 “Acquisition of BG Group plc”

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The increase in the merger reserve in the first nine months 2016 in respect of the shares issued for the acquisition of BG represents the difference between the fair value and the nominal value of the shares. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

7.  Derivative contracts and debt excluding finance lease liabilities

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

DERIVATIVE CONTRACTS

$ million	Sep 30, 2016	Jun 30, 2016	Dec 31, 2015
Included within:
Trade and other receivables – non-current	1,054	1,143	744
Trade and other receivables – current	7,898	9,188	13,114

Trade and other payables – non-current	1,804	1,742	1,687
Trade and other payables – current	7,771	9,493	10,757

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2015, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2016 are consistent with those used in the year ended December 31, 2015, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	Sep 30, 2016	Jun 30, 2016	Dec 31, 2015

Carrying amount	83,279	78,375	52,194
Fair value[1]	87,907	83,367	53,480

1. Determined from the prices quoted for these securities

DEFINITIONS

A.  Earnings on a current cost of supplies basis attributable to shareholders

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact net cash from operating activities in the Condensed Consolidated Statement of Cash Flows. The reconciliation of CCS earnings to net income is as follows.

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
1,519	302	(6,053)	Earnings on a current cost of supplies basis (CCS earnings)	2,620	2,281
(71)	(63)	(67)	Attributable to non-controlling interest	(119)	(279)
1,448	239	(6,120)	Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	2,501	2,002

(85)	978	(1,340)	Current cost of supplies adjustment	549	(1,023)

12	(42)	44	Non-controlling interest	(16)	21
1,375	1,175	(7,416)	Income/(loss) attributable to Royal Dutch Shell plc shareholders	3,034	1,000
59	105	23	Non-controlling interest	135	258
1,434	1,280	(7,393)	Income/(loss) for the period	3,169	1,258

B.  Identified items

Identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items: Divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts (see below), and redundancy and restructuring. Further items may be identified in addition to the above.

Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

Impacts of exchange rate movements on deferred tax balances

With effect from 2016, identified items include the impact on deferred tax balances of exchange rate movements arising on:

The conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses. This primarily impacts the Integrated Gas and Upstream segments.

The conversion of dollar-denominated inter-segment loans to local currency. This primarily impacts the Corporate segment.

The comparative information presented in this Report has been restated for this definition change. The following table sets out the impact of the definition change on the identified items for the year 2015.

RESTATED IDENTIFIED ITEMS BY SEGMENT

$ million	Quarters
	Q1 2015	Q2 2015	Q3 2015	Q4 2015
Identified items as previously reported
Integrated Gas	15	(117)	(878)	(347)
Upstream	1,849	(146)	(7,340)	(479)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(217)	4	464	(137)
Impact of definition change
Integrated Gas	(367)	50	(469)	227
Upstream	(254)	53	(292)	30
Downstream	-	-	-	-
Corporate and Non-controlling interest	129	(28)	155	(4)
Identified items as restated
Integrated Gas	(352)	(67)	(1,347)	(120)
Upstream	1,595	(93)	(7,632)	(449)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(88)	(24)	619	(141)

C.  Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, acquisition of BG, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments. The reconciliation of Capital expenditure to Capital investment is as follows.

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
			Capital investment:
1,092	1,153	1,207	Integrated Gas	25,069	3,821
5,279	3,700	4,641	Upstream	44,017	13,886
1,325	1,389	1,211	Downstream	3,806	3,145
9	42	16	Corporate	72	115
7,705	6,284	7,075	Total	72,964	20,967
-	-	-	Capital investment related to the acquisition of BG Group plc	(52,904)	-
(255)	(216)	(274)	Investments in joint ventures and associates	(803)	(891)
(298)	(336)	(1,522)	Exploration expense, excluding exploration wells written off	(858)	(2,667)
(1,723)	9	(37)	Finance leases	(2,128)	(61)
(147)	55	1,170	Other	131	1,484
5,282	5,796	6,412	Capital expenditure	16,402	18,832

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27

Organic capital investment includes capital expenditure and new finance leases of existing subsidiaries, investments in existing joint ventures and associates, and exploration expense (excluding well write-offs). Inorganic capital investment includes investments related to the acquisition of businesses, investments in new joint ventures and associates, and new acreage.

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
7,705	6,224	6,934	Organic capital investment	20,000	20,655
-	60	141	Inorganic capital investment	52,964	312
7,705	6,284	7,075	Total capital investment	72,964	20,967

D.  Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, adjusted onto an accruals basis, and proceeds from sale of interests in an entity while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.).

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
204	516	913	Proceeds from sale of property, plant and equipment and businesses	766	3,322
115	23	81	Proceeds from sale of joint ventures and associates	154	250
(15)	(70)	(108)	Other (in Cash flow from investing activities)	(122)	(267)
-	398	-	Proceeds from sale of interests in Shell Midstream Partners, L.P.	819	298
(85)	135	104	Other[1]	89	233
219	1,002	990	Total	1,706	3,836

1.	Mainly changes in non-current receivables included within Other (in Cash flow from investing activities), which are not considered to be divestments.

E.  Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

$ million	Sep 30, 2016	Sep 30, 2015
Income for current and previous three quarters	4,112	1,676
Interest expense after tax	5,535	626
Income before interest expense	9,647	2,302
Capital employed – opening	218,069	223,974
Capital employed – closing	286,558	218,069
Capital employed – average	252,314	221,022
ROACE	3.8%	1.0%

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Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

$ million	Sep 30, 2016	Sep 30, 2015
CCS earnings excluding identified items for current and previous three quarters	6,962	13,488
Capital employed – opening	218,069	223,974
Capital employed – closing	286,558	218,069
Capital employed – average	252,314	221,022
ROACE on a CCS basis excluding identified items	2.8%	6.1%

F.  Gearing

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

$ million	Sep 30, 2016	Jun 30, 2016	Dec 31, 2015	Sep 30, 2015
Current debt	11,192	10,863	5,530	5,149
Non-current debt	86,637	79,466	52,849	50,438
Less: Cash and cash equivalents	(19,984)	(15,222)	31,752	(31,846)
Net debt	77,845	75,107	26,627	23,741
Add: Total equity	188,729	192,506	164,121	162,482
Total capital	266,574	267,613	190,748	186,223
Gearing	29.2%	28.1%	14.0%	12.7%

G.  Operating expenses

Operating expenses comprise production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses exclude identified items.

Quarters			$ million	Nine months
Q3 2016	Q2 2016	Q3 2015		2016	2015
6,890	8,076	7,419	Production and manufacturing expenses	21,731	20,580
2,856	3,227	2,896	Selling, distribution and administrative expenses	9,189	8,866
248	243	291	Research and development	734	796
9,994	11,546	10,606	Operating expenses	31,654	30,242
			Less identified items:
(359)	(1,391)	(190)	Redundancy and restructuring charges	(1,819)	(317)
(390)	(365)	(716)	Provisions	(915)	(830)
-	-	-	BG acquisition costs	(422)	-
(749)	(1,756)	(906)		(3,156)	(1,147)
9,245	9,790	9,700	Underlying operating expenses	28,498	29,095

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CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, November 1, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

November 1, 2016

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Michiel Brandjes, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	30

APPENDIX

PORTFOLIO DEVELOPMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2016

Portfolio Developments for the six months ended June 30, 2016, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on July 28, 2016.

SUMMARY OF IDENTIFIED ITEMS FOR THE THREE MONTHS ENDED MARCH 31, 2016

CCS earnings attributable to shareholders for the first quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $739 million (compared with a net gain of $1,023 million for the first quarter 2015), as summarised below:

∎	Integrated Gas earnings included a net charge of $89 million, primarily reflecting a gain of some $400 million related to the impact of the strengthening Australian dollar on a deferred tax position, offset by a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $170 million, asset impairments of some $130 million, and other items including a litigation provision. Integrated Gas earnings for the first quarter 2015 included a net charge of $352 million.

∎	Upstream earnings included a net gain of $87 million, primarily reflecting a gain of some $360 million related to the impact of the strengthening Brazilian real on a deferred tax position, partly offset by asset impairments of some $300 million. Upstream earnings for the first quarter 2015 included a net gain of $1,595 million.

∎	Downstream earnings included a net charge of $310 million, primarily reflecting the net impact of fair value accounting of commodity derivatives of some $240 million and impairments of some $190 million, partly offset by gains on divestments of some $130 million. Downstream earnings for the first quarter 2015 included a net charge of $132 million.

∎	Corporate results and Non-controlling interest included a net charge of $427 million, mainly reflecting a charge of $266 million related to the payment of stamp duty in the United Kingdom for the acquisition of BG, and a charge of some $190 million related to the impact of the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business, partly offset by $100 million for the non-controlling interest share of an impairment of a Downstream asset. Earnings for the first quarter 2015 included a net charge of $88 million.

SUMMARY OF IDENTIFIED ITEMS FOR THE THREE MONTHS ENDED JUNE 30, 2016

CCS earnings attributable to shareholders for the second quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $806 million (compared with a net charge of $399 million for the second quarter 2015), as summarised below:

∎	Integrated Gas earnings included a net gain of $114 million, primarily reflecting the impact of some $580 million following a change in accounting classification for Woodside (see page 18), from an associate to an investment in securities. As a consequence, SEC proved reserves of 103 million boe at December 31, 2015, have been de-booked and production decreases by 25 thousand boe/d. Earnings were also impacted by divestment gains of some $200 million. This was partly offset by redundancy and restructuring charges of some $250 million, a charge of some $220 million related to the impact of the weakening Australian dollar on a deferred tax position, and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $190 million. Integrated Gas earnings for the second quarter 2015 included a net charge of $68 million.

∎	Upstream earnings included a net charge of $649 million, primarily reflecting redundancy and restructuring charges of some $570 million, other items including a provision for onerous contracts of some $240 million, impairments of some $140 million and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $80 million. These charges were partly offset by a gain of some $360 million related to the impact of the strengthening Brazilian real on a deferred tax position. Upstream earnings for the second quarter 2015 included a net charge of $92 million.

∎	Downstream earnings included a net charge of $99 million, primarily reflecting redundancy and restructuring charges of some $250 million and impairment charges of some $50 million, partly offset by other tax-related credits of some $150 million. Downstream earnings for the second quarter 2015 included a net charge of $215 million.

∎	Corporate results and Non-controlling interest included a net charge of $172 million, mainly reflecting the impact of the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business. Earnings for the second quarter 2015 included a net charge of $24 million.

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LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Three months ended September 30, 2016

Cash and cash equivalents increased to $20.0 billion at September 30, 2016, from $15.2 billion at June 30, 2016.

Net cash from operating activities was $8.5 billion for the third quarter 2016, compared with $11.2 billion for the same period last year.

Total current and non-current debt increased to $97.8 billion at September 30, 2016, from $90.3 billion at June 30, 2016, driven by a debt issuance of $4.8 billion under the US shelf registration and $2.5 billion under the EMTN programme.

Divestments were $0.2 billion for the third quarter 2016, compared with $1.0 billion for the third quarter 2015.

Capital investment was $7.7 billion for the third quarter 2016, compared with $7.1 billion for the same period last year.

Cash dividends paid to Royal Dutch Shell plc shareholders were $2.7 billion in the third quarter 2016, compared with $2.3 billion in the same period last year. In addition, $1.1 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the third quarter 2016, compared with $0.7 billion in the third quarter 2015.

Dividends of $0.47 per share are announced on November 1, 2016, in respect of the third quarter 2016. These dividends are payable on December 16, 2016. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2015 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Nine months ended September 30, 2016

Cash and cash equivalents decreased to $20.0 billion at September 30, 2016, from $31.8 billion at December 31, 2015.

Net cash from operating activities was $11.4 billion for the first nine months 2016, compared with $24.4 billion for the same period last year.

Total current and non-current debt increased to $97.8 billion at September 30, 2016, from $58.4 billion at December 31, 2015, as a result of the consolidation of BG Group plc and the issuance of debt. During the first nine months 2016, Shell issued $16.5 billion of debt under the US Shelf registration and EMTN programme.

Divestments were $1.7 billion for the first nine months 2016, compared with $3.8 billion for the first nine months 2015.

Capital investment was $73.0 billion for the first nine months 2016, compared with $21.0 billion for the same period last year, driven by the capital investment related to the acquisition of BG Group plc of $52.9 billion.

Cash dividends paid to Royal Dutch Shell plc shareholders were $7.4 billion for the first nine months 2016, compared with $7.6 billion in the same period last year. In addition, $3.8 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the first nine months 2016, compared with $1.4 billion for the same period last year.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2016. This information is derived from the Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
Sep 30, 2016

Equity attributable to Royal Dutch Shell plc shareholders	186,885

Current debt	11,192
Non-current debt	86,637
Total debt[A]	97,829
Total capitalisation	284,714

[A] Of total debt, $89.9 billion was unsecured and $7.9 billion was secured. At September 30, 2016, total debt includes $64.8 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2015: $49.5 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. At September 30, 2016, Shell also has outstanding guarantees of $0.5 billion, of which $0.3 billion relate to debt of joint ventures and associates.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, and the nine months ended September 30, 2016.

	$ million
	Nine months ended September 30, 2016	Years ended December 31
	2016	2015	2014	2013	2012	2011
Pre-tax income from continuing operations before income from joint ventures and associates	(385)	(1,480)	22,198	26,317	41,564	46,806
Total fixed charges	2,345	2,495	2,113	1,710	1,712	1,608
Distributed income from joint ventures and associates	2,354	4,627	6,902	7,117	10,573	9,681
Interest capitalised	(579)	(839)	(757)	(762)	(567)	(674)
Total earnings	3,735	4,803	30,456	34,382	53,282	57,421
Interest expensed and capitalised	1,766	1,795	1,522	1,412	1,461	1,209
Interest within rental expense	579	700	591	298	251	399
Total fixed charges	2,345	2,495	2,113	1,710	1,712	1,608
Ratio of earnings to fixed charges	1.59	1.93	14.41	20.11	31.12	35.71

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	33